UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                             HOME FINANCIAL BANCORP
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   43708T 10 1
                                 (CUSIP Number)

                               Stephen W. Kellams
                               BARNES & THORNBURG
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                  317-638-1313

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 10, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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                                  SCHEDULE 13D
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CUSIP No. 43708 T 10 1                                      Page  2  of 5 Pages
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1   NAME OF REPORTING PERSON                                   Frank R. Stewart
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                               (b)  [X]

- --------------------------------------------------------------------------------
3   SEC USE ONLY

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4   SOURCE OF FUNDS            PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO I
    TEMS 2(d) or 2(e)                                       [ ]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana

- --------------------------------------------------------------------------------
                          7            SOLE VOTING POWER               25,500

       NUMBER OF         -------------------------------------------------------
        SHARES            8            SHARED VOTING POWER                  0
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH             9            SOLE DISPOSITIVE POWER          25,500
       REPORTING
        PERSON           -------------------------------------------------------
         WITH            10           SHARED DISPOSITIVE POWER              0

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       25,500

- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          5.0%

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                                                                           IN
- --------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

         Title of Security:         Common Stock, No Par Value

         Issuer:                    Home Financial Bancorp
                                    279 East Morgan Street
                                    Spencer, Indiana 47460


ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Frank R. Stewart
         (b)      279 East Morgan Street
                  Spencer, Indiana 47460
         (c)      President
                  BSF, Inc.
                  279 East Morgan Street
                  Spencer, Indiana 47460
         (d)      No
         (e)      No
         (f)      United States of Indiana

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 10, 1996, Frank R. Stewart purchased 478 shares of the Common Stock, without par value (the "Common Stock"), of Home Financial Bancorp for a purchase price of $5,975.00, or $12.50 per share of Common Stock. Mr. Stewart's purchase of the Common Stock was funded by personal funds held by Mr. Stewart.

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Stewart's acquisition was made for investment purposes, and Mr. Stewart intends to hold all shares of Common Stock for investment and does not have any current plans or proposals which relate to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an  extraordinary  corporate  transaction,  such as a merger,
          reorganization   or   liquidation,   involving   the   Issuer  or  its
          wholly-owned subsidiary;

               (c) a sale or transfer of a material amount of assets of the Issuer or its wholly-owned subsidiary;

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               (d) any  other  change  in the  present  board  of  directors  or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) any other changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940, as amended; or

               (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) Frank R. Stewart beneficially owns 25,500 shares, or 5.0% of the outstanding shares, of Common Stock, all of which are owned of record by Mr. Stewart.

          (b)     Sole Voting Power:                             25,500
                  Shared Voting Power:                                0
                  Sole Dispositive Power:                        25,500
                  Shared Dispositive Power:                           0

         (c) Mr. Stewart purchased 10,000 shares of Common Stock on July 1, 1996, the date of consummation of the Issuer's initial public offering. On July 18, 1996, Mr. Stewart purchased 1,000 shares of Common Stock at a per share price of $10.125 and 1,000 shares of Common Stock at a per share price of $10.25. On August 1, 1996, Mr. Stewart purchased 1,972 shares of Common Stock at a per share price of $10.625. On August 2, 1996, Mr. Stewart purchased 3,000 shares of Common Stock at a per share price of $10.625. On August 5, 1996, Mr. Stewart purchased 6,050 shares of Common Stock at a per share price of $10.875 and 2,000 shares of Common Stock at a per share price of $10.75. All of the above purchases were open-market transactions and were effected by Mr. Stewart utilizing personal funds.

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         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Frank R. Stewart
                                            Frank R. Stewart



















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